Exhibit 99.1

Trina Solar Statement on Antitrust Litigation from Energy Conversion Devices

CHANGZHOU, China, October 11, 2013 — Trina Solar Limited (NYSE:  TSL) (“Trina Solar” or the “Company”) commented today on the filing of an antitrust and unfair trade practice lawsuit by Energy Conversion Devices against Trina Solar and other China-based solar manufacturers in the U.S. District Court for the Eastern District of Michigan. The Company believes the lawsuit is without merit and will vigorously defend itself against the baseless allegations in the complaint.  The Company is not in a position to evaluate the potential impact of this lawsuit on its business at this time.

About Trina Solar Limited

Trina Solar Limited (NYSE:  TSL) is a global leader in photovoltaic modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-shaping position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

For further information, please contact:

Trina Solar Limited	Brunswick Group
Terry Wang, CFO	Ilse Schache
Phone: + (86) 519-8548-2008 (Changzhou)	Phone: + (86) 10-6566-2256
Email: ir@trinasolar.com	Email: trina@brunswickgroup.com